SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   GLOBE CAPITAL FINCORP TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):
1692 Coastal Highway
City of Lewes, Sussex 19558, Delaware, USA

Telephone Number (including area code): 1-904-638-5348

Name and Address of Agent for Service of Process:
Harvard Business Services
1692 Coastal Highway
City of Lewes, Sussex 19558, Delaware, USA

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.      Yes  [x]         No  [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of City of Lewes, Sussex 19558, Delaware, USA on this 23rd day of June 2018.

/s/  Marios Petrou
                  Director
GLOBE CAPITAL FINCORP LLC
as trustee for GLOBE CAPITAL FINCORP TRUST

Attest:
/s/       Michalakis Megas
Group Corporate Accountant and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM N-8A
REGISTRATION STATEMENT

1. Exact name of registrant: GLOBE CAPITAL FINCORP TRUST

2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation: STATE OF DELAWARE Reg. No. 6898128 MAY 23, 2018

3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund): TRUST

4. Classification of registrant (face-amount certificate company, unit investment trust, or management company): MANAGEMENT COMPANY

5. If registrant is a management company:
(a) state whether registrant is a closed-end company or an open-end company; a) OPEN-END COMPANY

(b) state whether registrant is registering as a diversified company or a non-diversified company (read Instruction 4(i) carefully before replying) b) NON DIVERSIFIED COMPANY

6.  Name and address of each investment adviser or registrant: MARIOS PETROU, 23, OKOULAR STREET, LARNACA, 6027, Cyprus

7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant: MARIOS PETROU, 23, OKOULAR STREET, LARNACA, 6027, Cyprus

8. If registrant is an unincorporated investment company not having a board of directors:
(a) state the name and address of each sponsor of registrant;
(b) state the name and address of each officer and director of each sponsor of registrant;
(c) state the name and address of each trustee and each custodian of registrant
a, b, and c.
- Marios Petrou, 23 Okoular Street, Larnaca, 6027, Cyprus
- Daniel Petropoulakis, 23 Okoular Street, Larnaca, 6027, Cyprus
- Michael Megas, Unit 603 / 24a Tasou Mitsopoulou Avenue, Larnaca 6027, Cyprus

9. State
(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no): (a) NO
(b) If registrant is currently issuing and offering its securities to the public through and underwriter, state the name and address of such underwriter: (b) NO
(c) If the answer to Item 9(a) is no and the answer to Item 9(b) is not applicable, state whether registrant presently proposes to make a public offering or its securities (yes or no): (c) YES, IN THE FUTURE
(d) State whether registrant has any securities currently issued and outstanding (yes or no): (d) NO
(e) If the answer to Item 9(d) is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant s outstanding securities( other than short-term paper) and the name of any company owning 10 percent or more of registrant s outstanding voting securities: (e) NOT APPLICABLE

10. State the current value of registrant s total assets : USD 300,000

11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no): NO

12. Attach as an exhibit a copy of the registrant s last regular periodic report to its security holders, if any: NONE AVAILABLE.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of City of Lewes, Sussex 19558, Delaware, USA on this 23rd day of June 2018.

/s/  Marios Petrou
                  Director
GLOBE CAPITAL FINCORP LLC
as trustee for GLOBE CAPITAL FINCORP TRUST

Attest:
/s/       Michalakis Megas
Group Corporate Accountant and Secretary